

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2020

Irene Getty
Chief Financial Officer
Peptide Technologies, Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108

> **Re: Peptide Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Filed June 24, 2019**
> **File No. 000-53230**

Dear Ms. Getty:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences